As filed with the Securities and Exchange Commission on July 10, 2002             Registration No. 333-85922
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                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                               Washington D.C. 20549
                              _______________________
                            AMENDMENT TO FORM F-3

                REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                Cardiome Pharma Corp.
--------------------------------------------------------------------------------
                (Exact name of registrant as specified in its charter)

       Canada                              2834                  Not Applicable
(State or other jurisdiction of  (Primary Standard Industrial   (IRS Employer
incorporation or organization)   Classification Code Number) Identification No.)

                                 3650 Wesbrook Mall
                             Vancouver, British Columbia
                                   Canada V6S 2L2
                                    (604)222-5577

--------------------------------------------------------------------------------
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive office)

                                  Mark Rogers
                              787 Seventh Avenue
                           New York, New York 10019
                                (212) 554-4300

--------------------------------------------------------------------------------
  (Name, address, including zip code, and telephone number, including area code, of agent for service)

                    _______________________________________
                       Copies of all communications to:

                               Gary J. Kocher, Esq.
                              Annette D. Elinger, Esq.
                             Preston Gates & Ellis LLP
                           701 Fifth Avenue, Suite 5000
                           Seattle, Washington 98104-7078
                                  (206) 623-7580

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following
box.   [ ]

   If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check
the following box:   [X]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering.   [ ]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.   [ ]

   If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box.   [ ]

                                                  CALCULATION OF REGISTRATION FEE
===================================================================================================================================
                                                              Maximum
          Title of securities             Amount to           aggregate           Proposed Maximum Per              Amount of
           to be registered            be registered(1)       offering           Share Offering Price(3)         registration fee
                                                              price (2)
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Common shares, no par value             9,838,828            $17,513,113                 $1.78                     $1,611.21
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</TABLE
(1)  Includes (i) 8,203,396 common shares that were issued in the merger with
      Paralex, Inc., (ii) 739,409 common shares that were sold to persons in the
      United States pursuant to a private placement, (iii) 184,854 common shares issuable upon the exercise of warrants issued to persons in the United
      States in connection with the sale of units; (iv) upon the exercise of warrants to purchase 418,935 units (consisting of common shares and warrants) issued to persons in the United States in connection with the sale of common shares, 418,935 common shares and 104,734 common shares issuable upon the exercise of warrants, and (v) 187,500 common shares issuable upon the exercise of warrants issued to Paramount Capital,
      Inc. in connection with an Introduction Agreement dated August 10, 2001.
      Pursuant to Rule 416 under the Securities Act of 1933, as amended, this
      Registration Statement also includes any additional common shares of the
      Registrant that may become issuable upon stock splits, stock dividends and similar transactions.
(2)   All shares registered pursuant to this registration statement are to be offered by selling shareholders.
(3)   Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 based on the average of the bid and asked price of Cardiome's common shares on the NASD
      OTC Electronic Bulletin Board on April 4, 2002.
(4)   Previously paid.

   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

PRELIMINARY
PROSPECTUS

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                  SUBJECT TO COMPLETION, DATED JULY 10, 2002.

                                 9,838,828 Shares


                               Cardiome Pharma Corp.
                                    _____________

                                    Common Shares
                                    _____________

   This is an offering of common shares by certain shareholders of Cardiome Pharma Corp. The selling shareholders are identified beginning on page
21.

   We will not receive any proceeds from the sale of our common shares by the selling shareholders. However, we may receive proceeds from the sale of certain shares issuable upon the exercise of any warrants that may be exercised by certain of the selling shareholders.

   Our common shares are currently listed on the Toronto Stock Exchange, or TSE, under the symbol "COM," and are currently quoted in the United States on the NASD OTC Electronic Bulletin Board under the symbol "COMRF." On June 28 2002 the closing price of our common shares was Cdn. $2.45 per share on the TSE and the last trade on the NASD OTC Electronic Bulletin Board was U.S.$1.47 per share.

   INVESTING IN OUR COMMON SHARES INVOLVES SUBSTANTIAL RISKS WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 5.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


              The date of this prospectus is ____________, 2002.

Page i

                              __________________________

                                 TABLE OF CONTENTS

                                  Page                                     Page


PROSPECTUS SUMMARY                   1   DIVIDEND POLICY                     21
RISK FACTORS                         5   SELLING SECURITY HOLDERS            21
SPECIAL NOTE REGARDING                   PLAN OF DISTRIBUTION                27
   FORWARD-LOOKING STATEMENTS       17   LEGAL MATTERS                       28
USE OF PROCEEDS                     17   EXPERTS                             28
CURRENCY EXCHANGE RATES             18   WHERE YOU CAN FIND MORE
CAPITALIZATION                      19      INFORMATION                      28
NATURE OF TRADING MARKET            20   INCORPORATION BY REFERENCE          29

                              __________________________

You should rely only on the information contained in or incorporated by reference in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. You should not assume that the information in this document is accurate as of any date other than the date on the front of this prospectus.

                              PROSPECTUS SUMMARY

   This summary highlights information contained elsewhere or incorporated by reference in this prospectus. This summary does not contain all of the information that may be important to you. You should read this entire prospectus and the incorporated information before making an investment decision. In this prospectus, the terms "Cardiome," "we," "our" and "us" refer to Cardiome Pharma Corp., our subsidiaries and our predecessor. All references to dollars ($) in this documents are expressed in Canadian funds, unless otherwise indicated. On June 28, 2002, the exchange rate for one U.S. dollar expressed in Canadian dollars was $1.5190 based upon the Federal Reserve Bank of New York noon buying rate. All references to number of shares and similar information gives effect to a four-to-one reverse stock split we completed on March 8, 2002.

                              Cardiome Pharma Corp.

Overview

   We are a drug discovery and development company focused on developing proprietary drugs to treat or prevent cardiac diseases. We have drug discovery and development efforts targeting the treatment of cardiac arrhythmia, which is an abnormal electrical signal in the heart, or an abnormal heart beat resulting from such a signal, and congestive heart failure, which is the failure of the heart to pump blood at a rate commensurate with the body's metabolic needs. Our arrhythmia drug candidates are designed to stop and prevent future occurrences of arrhythmia by selectively targeting tissue found only in the atria of the heart, and act to block specific ion channels, which are specialized pores in the membrane of cells. Our congestive heart failure drug candidate is called oxypurinol, one of the class of drugs known to inhibit the enzyme xanthine oxide. Xanthine oxide is an enzyme that degrades a particular protein called xanthine oxidase, which is important to human heart function.

Current Research and Development Projects

   Our current projects include three projects targeting cardiac arrhythmia and a fourth targeting congestive heart failure. We are currently evaluating whether to continue with one of our arrhythmia projects.

   Cardiac arrhythmias are disturbances in heart rate and rhythm. There are two broad types of arrhythmia: atrial arrythmia and ventricular arrythmia. Atrial arrhythmias affect the two upper chambers of the heart and are less directly life-threatening but more widespread than ventricular arrythmias. Ventricular arrhythmias affect the two lower chambers of the heart and have immediate life-threatening implications whenever they occur. Our antiarrhythmic projects address both types.

   Congestive heart failure is a disease characterized by an inability of the heart to pump blood commensurate with the body's metabolic needs. An imbalance between the ability of the left ventricle to pump blood, called ventricular performance, as fast as the heart tissue can metabolize the oxygen contained in the blood, called myocardial oxygen consumption, leads to an impairment of the heart's ability to contract, called a decrease in contractile efficiency.

   The following table indicates the name of our product candidate, the therapeutic focus of the product and the stage of development of the project.


   Product
   Candidate               Therapeutic Focus             Stage of Development
---------------   -----------------------------------  -------------------------
   RSD1235        Atrial Arrhythmia                    Phase II clinical trial
   RSD1122        Atrial and Ventricular Arrhythmia    Pre-clinical
   Kv1.5          Atrial Arrhythmia                    Pre-clinical
   Oxypurinol     Congestive Heart Failure             Preparation for Phase II
                                                        clinical trial

RSD1235   RSD1235 is an agent used to treat atrial arrhythmia that is suitable for intravenous administration in a hospital setting and may be developed for chronic oral therapy. This project is currently in a Phase II clinical trial using intravenous administration to convert new onset atrial fibrillation patients to normal heart rhythm. Our Phase II clinical trials involve studies in a limited human population (60) to determine the efficacy of the product for specific, targeted indications, determine optimal dosage and identify possible adverse effects and safety risks. We commenced a Phase II clinical trial on the intravenous application of RSD1235 in December 2001. Results from the trial are expected by the second half of 2002. Subject to successful completion of this trial and the availability of sufficient financial resources, we plan to initiate a Phase I clinical trial on the oral application of RSD1235 by the second half of 2002.

RSD1122   RSD1122 is an orally administered agent used to treat ventricular or atrial arrhythmia. This project is in the pre-clinical stage. Pre-clinical development includes pharmacological and efficacy testing in animals, toxicology testing and formulation work based on in-vitro results. After completing pre-clinical studies, the product must be taken through Phase I, II and III clinical trials before we can apply for regulatory approval to market the product. The intellectual property rights and pre-clinical data associated with this compound were due to be returned to us from our former collaborative partner, AstraZeneca, on June 18, 2002. We will evaluate the pre-clinical data from AstraZeneca and decide whether or not to carry out and fund further research and development on this drug candidate.

Kv1.5     Our Kv1.5 project is a discovery-stage project focused on discovering an agent that treats atrial arrhythmia by selectively blocking a specific ion channel found only in atrial cardiac tissue. An ion channel is a specialized pore in the membrane of cells which assist in controlling and transferring electrical impulses called "action potentials," in the cell. This project is in the pre-clinical stage.

Oxypurinol.   In our oxypurinol project, we expect to determine if oxypurinol is a safe and effective therapy for the treatment of congestive heart failure. We plan to file an investigational new drug application with the U.S. Food and Drug Administration to begin a Phase II clinical trial on the oral application of oxypurinol to congestive heart failure by the second half of 2002. We plan to extend the Phase II clinical trial to include drug interaction as well as formulation development and toxicology testing and completion of a Phase I study on the intravenous application. In addition, we have acquired the clinical trial data for oxypurinol in the treatment of allopurinol intolerant hyperuricemia (gout), a metabolic disease, from ILEX Oncology, Inc. We believe this clinical trial data will provide us with the necessary safety record on oxypurinol and allow us to proceed directly to a Phase II efficacy study in congestive heart failure patients. We are evaluating the appropriate strategy for new drug application submission for Oxypurinol to treat allopurinol-intolerant gout patients.

   We are currently conducting our own research and development on our product candidates. We do not plan to develop an in-house marketing or manufacturing capability. As part of our business strategy, we will seek collaborative partners to spearhead late-stage development and marketing of these product candidates.

Summary of Research and Development and Financing History

   Since 1992, Cardiome has been involved in research and development of technology acquired from the University of British Columbia for antiarrhythmic uses. Until 2001, we were also developing this technology for local anesthetic and other uses. In addition, in 1997, we acquired technology from Drs. Mcleod and Quastel of the University of British Columbia and carried out research and development of compounds for the treatment of pain (until early 1999) and cough (until late 2000) and did some initial pre-clinical work on a compound for erectile dysfunction (until early 2000). In August 1999, we closed a $5.1 million private placement and in April 2000, we closed a $7.8 million private placement to Canadian institutional investors. In October 2000, we entered into a license agreement with AstraZeneca for the development and marketing of RSD1122. In January 2001, we narrowed our focus to the cardiac area and during the fiscal year ended November 30, 2001, we allocated all of our research and development resources to our three projects relating to cardiac arrhythmia. In July 2001, we completed a Phase I clinical trial for RSD1235 and have recently begun a Phase II trial of RSD1235. In October 2001, we closed a $1.1 million private placement to existing investors. In March 2002 we closed a simultaneous public offering in Canada and private placement to United States investors raising $30.9 million (the equivalent of approximately U.S.$19.5 million) and acquired Paralex, Inc. by merger of our wholly owned subsidiary Cardiome, Inc. into Paralex, Inc. Effective June 18, 2002, our license agreement with AstraZeneca related to RSD1122 was terminated 90 days after we received a notice from them that they decided not to proceed with further development. We are currently evaluating whether or not to carry out and fund further research and development on this drug candidate.


   We were incorporated under the British Columbia Company Act on December
12, 1986 under the name Nortran Resources Ltd. In June 1992, we changed the focus of our business from mining exploration to drug research and development and changed our name to Nortran Pharmaceuticals Inc. In June 2001, we changed our name to Cardiome Pharma Corp. to reflect our strategic focus on discovering and developing cardiac drugs. On March 8, 2002, we completed a four-to-one reverse stock split and continued under the Canada Business Corporations Act. Under the terms of our agreement with the former shareholders of Paralex, Inc, we agreed to use our best efforts to pursue a listing of our shares on Nasdaq or the American Stock Exchange. The purpose of the reverse split was to facilitate this objective. We believe the reverse stock split will improve our ability to satisfy the minimum bid price of the initial listing requirements of Nasdaq and American Stock Exchange. We also believe the reverse stock split was a neutral event for our shareholders as each holder's relative economic interest remained unchanged. After giving effect to the reverse stock split, as of the date of this Prospectus, we do not meet the minimum bid requirements of U.S.$3.00 for AMEX and U.S.$5.00 for Nasdaq.

   The address of the principal office of the Company is 3650 Wesbrook Mall, Vancouver, British Columbia, V6S 2L2, and the address of its registered office is 1400 - 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9.

                             Summary Financial Data

   The following table summarizes our financial data, which has been derived from our consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles which conforms to U.S. generally accepted accounting principles except as disclosed in note 16 to the consolidated financial statements. You should read our consolidated financial statements and the notes thereto as well as the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference in this Prospectus from our report on Form 20-F filed on April 26, 2002.


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                                                   Three Months     Three Months
                                                   Period Ended     Period Ended      Year Ended       Year Ended      Year Ended
                                                   February 28,     February 28,     November 30,     November 30,     November 30,
                                                       2002             2001             2001           2000(1)            1999
                                                  -------------    -------------    -------------    -------------    -------------
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        OPERATING DATA

        Revenue
           Research collaborative, licensing
             and option fees                     $      37,805    $      68,254    $     197,028    $      92,095    $     482,876
           Grant income                                 11,000           57,437           88,137          135,363           45,810
           Interest and other income                    16,636          129,669          347,078          495,894          258,395
                                                 -------------    -------------    -------------    -------------    -------------
           Total:                                $      65,441    $     255,360    $     632,243    $     723,352    $     787,081
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        Expenses
           Research and development expenses     $   1,234,860    $   1,187,258    $   5,498,838    $   4,732,656    $   3,585,593
           General and administration expenses         486,144          356,477        1,741,193        1,569,044          997,890
           Amortization                                106,268          130,068          550,097          917,288          654,918
                                                 -------------    -------------    -------------    -------------    -------------
           Total:                                $   1,827,272    $   1,673,803    $   7,790,128    $   7,218,988    $   5,238,401
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        Net Loss for the year                    $  (1,761,831)   $  (1,418,443)   $  (7,157,885)   $  (6,495,636)   $  (4,451,320)
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        Net loss per common share(2) (3)         $       (0.17)   $       (0.14)   $       (0.69)   $       (0.69)   $       (0.66)
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        Weighted average number of outstanding
           shares(2) (3)                            10,652,900       10,303,962       10,304,579        9,359,210        6,707,933
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        BALANCE SHEET DATA
        Assets
           Current assets                        $   2,316,447                     $   4,430,791    $  10,610,052
           Capital assets                              339,951                           302,583          452,970
           Other assets and deferred financing       2,088,461                         1,536,249        2,009,018
             cost
                                                 -------------                     -------------    -------------
           Total assets:                         $   4,744,859                     $   6,269,623    $  13,072,040

        Long term liabilities                             -                                 -              91,306

        Deferred revenue                         $   1,310,569                     $   1,348,374    $   1,499,598

        Shareholders' Equity
           Share capital                         $  33,116,320                     $  32,251,393    $  32,235,393
           Special warrants                               -                              966,000             -
           Contributed surplus                       1,192,266                         1,192,266        1,056,266
           Deficit                               $ (32,157,941)                    $ (30,396,110)   $ (22,810,225)
                                                 -------------                     -------------    -------------
           Total shareholders' equity            $   2,150,645                     $   4,013,549    $  10,481,434
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(1) Effective June 1, 2001, we changed our accounting policy for recognizing license fees to be consistent with U.S. GAAP, as clarified by Staff Accounting Bulletin 101 Revenue Recognition in Financial Statements, which was issued by the U.S. Securities and Exchange Commission (the "SEC") in December 1999. The change has been applied retroactively as disclosed under Note 3(b) of our consolidated financial statements for the year ended November 30, 2001.
(2) After giving effect to our four-to-one reverse stock split on March 8, 2002. As of April 3, 2002, there were 28,293,098 common shares issued and outstanding (34,092,558 on a fully-diluted basis).
(3)   Prior to giving effects to our four-to-one split, net loss per share
      were       $0.17, $0.17 and $0.17, and weighted average number of
      outstanding shares were 41,218,314, 37,436,839 and 26,831,730 for the fiscal year ended November 30, 2001, 2000 and 1999 respectively.

                                   RISK FACTORS

   You should consider carefully the following risks and other information included and incorporated by reference in this prospectus, including our historical consolidated financial statements and related notes, before you decide to purchase our common shares. The following risks and uncertainties are not the only ones we face. However, these are the risks our management believes are material. If any of the following risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our common shares could decline and you could lose part or all of your investment.

We are establishing a new pharmaceutical development business and have no developed or approved products

   We are in the early drug discovery and development stage and are subject to all of the risks associated with the establishment of a new business enterprise. As a result, our business must be evaluated in light of the problems, delays, uncertainties and complications encountered in connection with a newly established pharmaceutical development business.

   Our proposed products are currently in the research and development stage and no revenues have been generated to date from product sales, nor do we expect to generate any product revenues in the foreseeable future. Most of the pre-clinical research and clinical development work and testing for our product candidates remains to be completed, as RSD1122 and Kv1.5 are in the pre-clinical stage, RSD1235 in a Phase II clinical trial and oxypurinol has not yet commenced a phase II clinical trial. Accordingly, it remains uncertain as to whether our research and development efforts will be successful.There is a possibility that none of our potential products will be found to be safe and effective or that we will be able to receive necessary regulatory clearances in order to commercialize them.

   Even if we do develop a safe and effective product and obtain the necessary regulatory clearances, the process will take years, and by the time this occurs, because of the competitive and dynamic nature of the cardiac drug industry, there is a risk that at such time, any such product:


   o will not be economical to market, or marketable at prices that will allow us to achieve profitability,

   o   will not be successfully marketed or achieve market acceptance,

   o will not be preferable to existing or newly developed products marketed by third parties; or

   o will infringe proprietary rights held by third parties now or in the future, that would preclude us from marketing such product.

   Our failure to successfully develop, obtain regulatory approval for, or introduce and market our products that are under development would have a material adverse effect on our business, financial condition and results of operations.

   In addition, by the time our products, if any, are ready to be commercialized, what we believe to be the market for these products may have changed. Information incorporated by reference in this Prospectus includes estimates of the number of patients who have received or might have been candidates to use a specific product. Accordingly, these estimates may not accurately reflect the true market or market prices for such products or the extent to which such products, if successfully developed, will actually be used by patients.

We have limited revenues, a history of significant losses and an accumulated deficit

   We have had no sales revenue to date. Although we have been involved in the pharmaceuticals industry since 1992, we have been engaged only in research and development. We have generated limited non-sales revenue and have incurred significant operating losses, including net losses of $7,157,885, $6,495,636, and $4,451,320 for the years ended November 30, 2001, 2000 and 1999 respectively. Our revenues were $632,243, $723,352 and $787,081 for the years ended November 30, 2001, 2000 and 1999, respectively. Since inception, our accumulated deficit is $32,157,941, as of February 28, 2002. We anticipate that we will incur substantial operating expenses in connection with the research, development, testing and approval of our proposed products and we expect these expenses to result in continuing and significant operating losses for the foreseeable future. If we are unable to develop, obtain regulatory clearance for, and successfully commercialize our products candidates, we will not be able to significantly increase revenues or achieve profitable operations.


We will have additional future capital needs and there are uncertainties as to our ability to raise additional funding

   While we recently closed an offering through which we raised gross proceeds of approximately $30.9 million (the equivalent of approximately U.S.$19.5 million), we will require substantial additional capital resources to further develop our products candidates, obtain regulatory approvals and ultimately to commercialize our products. While we believe that our current capital resources, including the proceeds from outstanding warrants, will be sufficient to fund operations as currently anticipated for the next two years, we do not expect to be able to commercialize our product candidates during this period. Accordingly, unless we are able to access the capital markets, our resources during this period will be limited to cash on hand and any revenues we are able to generate from opportunities we may have to enter into corporate collaboration or licensing arrangements.

   In addition, our future cash requirements may vary materially from those now expected. For example, our future capital requirements may increase if:

   - we make faster than expected scientific progress in our discovery, research and development projects, if we expand the magnitude and scope of these activities, or if we modify our focus as a result of our discoveries;

   - our progress with pre-clinical studies and clinical trials is delayed or we experience set backs;

   - we experience delays or unexpected increased costs in connection with obtaining regulatory approvals;

   - we experience unexpected or increased costs relating to preparing, filing, prosecuting, maintaining, defending and enforcing patent claims; or

   - we are required or elect to develop, acquire or license new technologies and products.

   We intend to seek additional funding through corporate collaborations and licensing arrangements, public or private equity or debt financing, and/or capital lease transactions. However, if our research and development activities do not show positive progress, or if capital markets conditions in general or with respect to biotechnology or development stage companies such as ours are unfavorable, our ability to obtain additional funding on acceptable terms, if at all, will be negatively affected. Additional equity financing could result in significant dilution to our shareholders.

   If sufficient capital is not available, we may be required to delay, reduce the scope of, eliminate or divest of one or more of our discovery, research or development projects, any of which could have a material adverse effect on our business, financial condition, prospects or results of operations.



Our share price has experienced volatility and may be subject to fluctuation in the future based on market conditions

   The market prices for the securities of biotechnology companies, including our own, have historically been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of any particular company. In addition, because of the nature of our business discussed elsewhere herein, certain factors such as our announcements, competition by new therapeutic products or technological innovations, government regulations, fluctuations in our operating results, results of clinical trials, public concern regarding the safety of drugs generally, general market conditions and developments in patent and proprietary rights can have an adverse impact on the market price of our common shares. For example, since 1996, after giving effect to our reverse stock split completed on March 8, 2002, our share price in the United States experienced an increase from $2.44 during our fiscal year ended November 30, 1997 to our historic high of $13.00 during our fiscal year ended November 30, 1998 and then a drop to our historic low of $1.00 during the first quarter of our fiscal year ended November 30, 2000. During the period from September 1, 2000 to December 31, 2000 alone, the price of our shares ranged from a high of $9.00 to a low of 2.00 as we announced our successful completion of a licensing agreement with AstraZeneca in October 2000 and our unsuccessful Phase II clinical results of our Cough Program, one of our previous projects, in December 2000.

   It is uncertain whether any products we develop will receive regulatory approval and changes in regulatory policy could cause potential delays in receiving approval.

   The pre-clinical studies and clinical trials of any products developed by us and the manufacturing, labeling, sale, distribution, export or import, marketing, advertising and promotion of any of those products are subject to regulation by federal, provincial, state and local governmental authorities in the United States, principally by the Food and Drug Administration, in Canada by the Therapeutic Products Directorate, and by other similar agencies in other countries. Any product developed by us if any, must receive all relevant regulatory approvals or clearances before it may be marketed and sold in a particular country.

   Currently, in connection with our preclinical development activities for RDS1122 and Kv1.5, our preparation for a Phase II clinical trial for oxypurinol, and our Phase II clinical trials for RSD 1235, we are required to adhere to guidelines established by the Food and Drug Administration and the Therapeutic Products Directorate. These agencies and the regulatory process in general require us to conduct extensive pre-clinical studies and clinical trials of each of our product candidates in order to establish its safety and efficacy. These pre-clinical studies and clinical trials can take many years and requires the expenditure of substantial resources. In connection with our clinical development strategy for oxypurinol, we intend to rely on the safety data from clinical trials of oxypurinol in the gout application, to advance the clinical trial process of oxypurinol for the treatment of congestive heart failure to Phase II clinical trials. However, the U.S. Food and Drug Administration may not accept this prior clinical data, and data generated in different indication, for the congestive heart failure application. As a result, we may not be able to proceed with Phase II studies with oxypurinol for congestive heart failure without expending significant additional resources on conducting additional pre-clinical study and clinical trials.

   In addition to the risk of unfavorable results of our research, because the data obtained from our pre-clinical and clinical activities are susceptible to varying interpretations, our successful completion of the regulatory process is uncertain. We may encounter delay, have limits imposed on us or our product candidates or fail to obtain the regulatory approval or clearance required to commercialize our product candidates. In addition, delays or rejections may be encountered based upon changes in regulatory policy during the period of product development and/or the period of review of any application for regulatory approval or clearance for a product. Delays in obtaining regulatory approvals or clearances would adversely affect the marketing of any products developed by us, if any, impose significant additional costs on us, diminish any competitive advantages that we may otherwise have attained and adversely affect our ability to receive royalties and generate revenues and profits. Accordingly, despite our expenditures and investment of time and effort, we may never receive any required regulatory approvals or clearances for any products developed by us.


   Regulatory approval, if granted, may entail limitations on the indicated uses for which a new product may be marketed that could limit the potential market for such product, and product approvals, once granted, may be withdrawn if problems occur after initial marketing. Furthermore, manufacturers of approved products are subject to pervasive review, including compliance with detailed regulation governing good manufacturing practices. Failure to comply with applicable regulatory requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to renew marketing applications and criminal prosecution.

   We are also subject to numerous federal, provincial and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals, the environment and the use and disposal of hazardous substances, used in connection with our discovery, research and development work. Although we have not yet been required to expend identifiable additional amounts to comply with these regulations, the extent of government regulations may change in a manner which could have an adverse effect on the discovery, development, production and marketing of our products, and we may be required to incur significant additional costs to comply with future laws or regulations.

We have substantial competition in the pharmaceutical industry and with respect to products we are developing

   The pharmaceutical industry is very competitive. Many companies, as well as research organizations, currently engage in or have in the past engaged in efforts related to the development of products in the same therapeutic areas as we do. Because of the number of competitors we face, as well as resources available to certain of our competitors, there is a risk that one or more of our competitors may develop more effective or more affordable products than us, or may achieve earlier patent protection or product commercialization than us, or that such competitors will commercialize products will render our products candidate obsolete, possibly before we are able to commercialize them.

   Many of the companies developing competing technologies and products have significantly greater financial resources and expertise in discovery, research and development, manufacturing, pre-clinical studies and clinical testing, obtaining regulatory approvals and marketing than we do. Other smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for discovery, research, clinical development and marketing of products similar to what we do. Currently, these companies and institutions compete with us in recruiting and retaining qualified scientific and management personnel as well as in acquiring technologies complementary to our projects. Once we develop a marketable product, in addition to the foregoing, we will face competition with respect to product efficacy and safety, ease of use and adaptability to various modes of administration, acceptance by physicians, the timing and scope of regulatory approvals, availability of resources, reimbursement coverage, price and patent position, including potentially dominant patent positions of others.

   There is extensive competition within our area of concentration, antiarrhythmic drugs, both from existing therapies and therapies under development. Our most significant competitors in this therapeutic area are well established, large pharmaceuticals companies that have significantly more financial resources than us. These competitors currently produce and market both generic and branded antiarrhythmic drugs. Examples of generic antiarrhythmic drugs include propafenone, atenolol, and diltiazem, amiodarone. Examples of branded antiarrhythmic include Tambocor (flecainide) produced by 3M Pharmaceuticals, Quinaglute (quinidine gluconate) and Betapace (sotalol) produced by Berlex Laboratories, and Tykosin (dofetilide) produced by Pfizer. While side effects are a risk of all medication, those associated with existing antiarrhythmic drugs are especially hard to manage. These side effects include proarrhythmia, the more-frequent occurrence of pre-existing arrhythmias or the appearance of new arrhythmias as bad or worse than those being treated. We believe our atrial arrhythmia drug candidate will be able to compete with the aforementioned drugs on the basis of superior safety, however, our drugs are still in early stages of development. We need to conduct extensive additional pre-clinical studies and clinical trials to gain regulatory approvals for commercialization and face the risk that other promising drugs may be introduced to the market by our competitors ahead of ours. Even if we are able to provide a safer antiarrhythmic drug relative to the aforementioned drugs and are successful in obtaining the required regulatory approvals for commercialization, we will face with additional marketing risk such as competition on the basis of ease of use; adaptability to various modes of administration; acceptance by physicians; and coverage of our patent position relative to those of our competitors.

   The competition within the congestive heart failure therapeutic area is even more extensive compared to those within the antiarrhythmia therapeutic area. There are more congestive heart failure drugs available in the market and many of these drugs have side effects that are easier to manage compared to those of antiarrhythmic drugs. Examples of generic drugs for conventional treatment of congestive heart failure include spironolactone and digoxin, and for supplemental treatment of congestive heart failure include enalapril, isosorbide, and metoprolol. Examples of branded drugs for supplemental treatment of congestive heart failure include Capoten (captopril) produced by Bristol-Myers Squibb, Coreg (carvedilol) produced by GlaxoSmithKline and Norvasc (amlodipine) produced by Pfizer. Competition also comes from new emerging therapies using angiotensin II receptor blockers, such as valsartan for use in patient with congestive heart failure currently being studied by Novartis, and calcium channel blockers. We believe we can compete with the aforementioned drugs by introducing a new therapeutic approach, xanthine oxidase inhibitors, which we believe have the ability to increase the contraction strength of the heart in patient with congestive heart failure without increasing the oxygen consumed by the heart to the extent caused by some of the current medication. However, our drug candidate, oxypurinol, is still in very early stage of development. Other companies with greater resources may introduce alternative drugs or new therapies much faster than us. Even if we are able to establish oxypurinol as a safer and more effective alternative to other drugs and are successful in obtaining the required regulatory approvals for commercialization, we still have to overcome significant marketing risks and challenges in order to achieve commercial success.

We are dependent upon our key personnel, who are necessary for us to achieve our scientific and business objectives


   As a technology driven company, intellectual input from key management and scientists is critical to achieve our scientific and business objectives. We are dependent on certain of our directors, officers, employees, consultants and scientific advisors to provide this input. Consequently, our ability to retain these individuals, and attract other qualified individuals is critical to our success. The loss of the services of key individuals might significantly delay or prevent achievement of our scientific or business objectives. In addition, because of a relative scarcity of individuals with the high degree of education and scientific achievement required for businesses such as our, competition among biotechnology and pharmaceutical companies for qualified employees is intense, and as a result, we may not be able to attract and retain such individuals on acceptable terms, or at all. In addition, because we do not maintain "key person" life insurance on any of our officers, employees or consultants, any delay in replacing such persons, or an inability to replace them with persons of similar expertise, would have a material adverse effect on our business, financial condition and results of operations.

   We also have relationships with scientific collaborators at academic and other institutions, some of whom conduct research at our request or assist us in formulating our research and development strategy. These scientific collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. In addition, these collaborators may have arrangements with other companies to assist such other companies in developing technologies that may prove competitive to us.

   Although we have employment contracts of varying lengths with all of our key executives, all of which include an incentive provision for the granting of stock options which vest over time designed to encourage the individual to stay with the company, our competitors could compensate our employees for any lost compensation, or a declining stock price, whether as a result of disappointing progress in our development programs or as a result of market conditions generally, and could render such agreements of little value to our employees.


Our products will rely on licenses of proprietary technology owned by third parties

   The manufacture and sale of any products developed by us will involve the use of processes, products, or information, the rights of which are owned by third parties. Specifically, the rights to oxypurinol, held by Paralex, our wholly owned subsidiary, are under license pursuant to our licenses with The Johns Hopkins University and ILEX Oncology, Inc. Our license with The Johns Hopkins University is an exclusive worldwide license to certain patent applications. In addition to license fees already paid, our license with The Johns Hopkins University requires us to make royalty payments on the net sales on any product we develop with the licensed technology. Our obligation to make such payments and the license itself terminate on April 17, 2021. Our license with ILEX is an exclusive worldwide sublicense under an exclusive license ILEX has obtained from Burroughs Wellcome Co, and The Wellcome Foundation Ltd. In addition to initial fees and option fees already paid, our license with ILEX requires us to pay other milestone payments and royalties based on net sales of products we develop. The license terminates upon the expiration of ILEX obligation to pay royalties on its original license of the technology, determined on a country by country basis, at which time our license will convert into a fully-paid, non-exclusive royalty-free license or sublicense. Although we have obtained licenses or rights with regard to the use of certain of such processes, products, and information, because of the uncertainty regarding the length of time it may take for us to develop any marketable products with this technology, it is possible that such licenses or rights might be terminated or expire during critical periods. Furthermore, because we are at a very early stage of product development, we cannot determine if additional licenses or other rights may be required in order to produce a marketable product. If such additional licenses or other rights are crucial for marketing purposes, and we are not able to obtain them at all or on favorable terms, the commercial value of our product will be significantly impaired. In addition to the foregoing, our licenses with the University of British Columbia require royalty payments on the net sales of any product we develop with the licensed technology. The license with the University of British Columbia terminates upon expiration of the last patent obtained under it, which is September 23, 2014. Some of these licenses provide for limited periods of exclusivity that may be extended only with the consent of the licensor. If we experience delays in developing our products and extensions are not granted on any or all of such licenses, our opportunity to realize the benefits of our efforts may be limited.

We rely on proprietary technology, the protection of which can be unpredictable and costly

   Our success will depend in part upon our ability to obtain patent protection or patent licenses. We have licensed one patent, three patent applications and certain other rights relating to oxypurinol. The composition of matter patents for oxypurinol, have expired. Our license with The Johns
Hopkins University provides for patent rights as they relate to the commercial use of xanthine oxidase inhibitors, or xanthine oxidase inhibitors for cardiovascular disease via the sensitizing of muscle cells to calcium ions. However, at this point in time, it is not certain that this is the method of action of xanthine oxidase inhibitors. If it is not, the rights we have obtained may have limited value. In order to obtain patent protection surrounding oxypurinol, we will be required to file patent applications relating to novel processes for manufacturing, delivery, use, new formulations or other aspects of oxypurinol.

   Currently, we have 41 patent applications and have licensed certain rights under and additional 17 patents relating to RSD 1235, RSD1122 and the related family of compounds for antiarrhythmia and local anaesthesia applications. We have two patent applications relating to Kv1.5. We have 58 additional patent applications relating to areas we are no longer actively pursuing.

   We intend to file, when appropriate, additional patent applications with respect to inventions. However, because the patent positions of biotechnology and pharmaceutical companies are highly uncertain and involve complex legal and factual questions, it is uncertain that any patents will be issued or that, if issued, they will be of commercial value. It is impossible to anticipate the breadth or degree of protection that patents will afford products developed by us or the underlying technology. There is also a risk that any patents issued covering our products or any patents licensed to us may be successfully challenged or that our products might infringe the patents of third parties. If our products infringe the patents of others, we may be required to design around such patents, potentially causing increased costs and delays in product development and introduction or precluding us from developing, manufacturing, or selling our planned products. The scope and validity of patents which may be obtained by third parties, the extent to which we may wish or need to obtain patent licenses, and the cost and availability of such licenses are currently unknown. If such licenses are obtained, it is likely they would be royalty-bearing which could reduce our income. If licenses cannot be obtained on an economical basis, delays in market introduction of our planned products could occur or introduction could be prevented, in some cases after the expenditure of substantial funds. If we defend or contest the validity of patents relating to our products or the products of a third party, we could incur substantial legal expenses with no assurance of success.

   In certain instances, we may elect not to seek patent protection but instead rely on the protection of our technology through confidentiality agreements. The value of our assets could be reduced to the extent that other persons obtain patents, or confidential measures are breached or become unenforceable. However, third parties may independently develop or obtain similar technology and such third parties may be able to market competing products and obtain regulatory approval through a showing of equivalency to one of our products which has obtained regulatory approvals, without being required to undertake the same lengthy and expensive clinical studies that we would have already completed.

   Litigation may also be necessary to enforce patents issued or licensed to us or to determine the scope and validity of a third party's proprietary rights. We could incur substantial costs if we are required to defend ourselves in patent suits brought by third parties, if we participate in patent suits brought against or initiated by our corporate collaborators of if we initiate such suits. Currently, we may not have the necessary resources to participate in or defend any such activities or litigation. Even if we did have the resources to vigorously pursue our interests in litigation, because of the complexity of the subject matters, it is impossible to predict at this point whether we would prevail in any such action. An adverse outcome in litigation or an interference to determine priority or other proceeding in a court or patent office could subject us to significant liabilities, require disputed rights to be licensed from third parties or require us to cease using certain technology or products, any of which may have a material adverse effect on our business, financial condition and results of operations.

The inability to manage our future growth could impair our operations and financial results

   Our future growth, if any, may cause a significant strain on our management, operational, financial and other resources. Our ability to manage our growth effectively will require us to implement and improve our operational, financial, manufacturing and management information systems and to expand, train, manage and motivate our employees. These demands may require the addition of management personnel and the development of additional expertise by management. Any increase in resources devoted to research, product development and marketing and sales efforts without a corresponding increase in our operational, financial, manufacturing and management information systems could have a material adverse effect on our business, financial condition, and results of operations.

   In particular, the anticipated benefits of the acquisition of Paralex, Inc. will not be achieved unless we are successfully combined with Paralex, Inc. in a cost efficient and timely manner. The combination of our business with Paralex, Inc. will require integration of research and development and administrative operations. The transition to a combined company may require substantial attention from management, which has limited experience in integrating companies and managing the growth of the combined companies. Although Paralex has not incurred significant expenses as it had not conducted any significant business activities, we expect to spend a significant amount of our resources on the development of oxypurinol. The diversion of management attention and any difficulties encountered in the transition process could have an adverse impact on our ability to successfully pursue the development of the drug candidates expected to be retained by us. The risks associated with our absorption of expenses and ongoing cash requirements of Paralex, Inc. will increase the pressure on us to achieve synergistic cost reductions as rapidly as possible and, if we are unable to do so, our financial position may be impaired. We may be unable to achieve any cost savings or efficiencies.

We are uncertain as to our ability to list our common shares on the Nasdaq National Market, Small Cap Market or American Stock Exchange

   Pursuant to certain contractual obligations, we intend to apply to have our common shares listed on either the Nasdaq National Market, Nasdaq SmallCap or the American Stock Exchange, or AMEX. Although we completed a four-to-one reverse stock split on March 8, 2002, our share price does not yet meet the minimum bid requirement of $5.00 per share for quotation on Nasdaq or the $3.00 per share price required to be listed on AMEX. Accordingly, subsequent share consolidations (or reverse stock split) could be required in order to comply with minimum bid requirements. Subsequent share consolidations may result in our failing to meet the minimum public float requirement. Accordingly, even if we are able to become listed, we may not be able to comply with all of the listing criteria required to continue a Nasdaq National Market or SmallCap Market or an AMEX listing. Additionally, we may not be able to maintain the minimum shareholders' equity, market capitalization, net income, public float, market maker and number of shareholder requirements in order to obtain and/or maintain a listing on the Nasdaq National Market, Nasdaq SmallCap Market or AMEX.

If we develop products with commercial potential, we have no experience in commercial manufacturing

   We have no experience manufacturing commercial quantities of products and do not currently have the resources to manufacture any products that we may develop. Accordingly, if we were able to develop any products with commercial potential, we would either be required to develop the facilities to manufacture independently or be dependent upon securing a contract manufacturer or entering into another arrangement with third parties to manufacture such products. If we are unable to develop such capabilities or enter into any such arrangement would on favorable terms, we may be unable to compete effectively in the marketplace.

   We intend to contract the vendor currently used by ILEX for the manufacture of oxypurinol. We may need to contract with additional manufacturers. Because of the high degree of expertise necessary to produce chemical products, it is a time consuming process to arrange for an alternative manufacturer. We may not be able to identify and qualify any such manufacturers on a timely basis, which may cause significant delay in our development process. Even if we are able to identify and qualify an alternative manufacturer, we may not be able to obtain favorable terms on any manufacturing agreement we enter into with them. We have and will rely on contract manufacturers for the foreseeable future to produce quantities of products and substances necessary for research and development, pre-clinical trials, human clinical trials and product commercialization. It will be important to us that such products can be manufactured at a cost and in quantities necessary to make them commercially viable. At this point in time, we have not attempted to identify and do not know whether there will be any third party manufacturers which will be able to meet our needs with respect to timing, quantity and quality. If we are unable to contract for a sufficient supply of required products and substances on acceptable terms, or if we should encounter delays or difficulties in our relationships with manufacturers, our research and development, pre-clinical and clinical testing would be delayed, thereby delaying the submission of products for regulatory approval or the market introduction and subsequent sales of such products. Any such delay may have a material adverse effect on our business, financial condition and results of operations.

If we manufacture pharmaceutical products, the products will need to comply with good manufacturing practices in the U.S., Canada or other jurisdictions

   The manufacturer of our pharmaceutical products, if any, will be subject to current good manufacturing practices or similar regulations prescribed by the Food and Drug Administration in the United States, the Therapeutic Products Directorate in Canada and similar authorities prior to the commercial manufacture of any such products in the countries where the products are manufactured. As we will be dependent on third parties, our ability to ensure that any entity manufacturing products on our behalf is able to comply with good manufacturing practices or satisfy certain regulatory inspections in connection with the manufacture of our proposed products will be limited. Failure or delay by any manufacturer of our products to comply with good manufacturing practices or similar regulations or satisfy regulatory inspections would have a material adverse effect on us.

We do not have the marketing expertise needed for the commercialization of our products

   Although we do not have any foreseeable need to market products because we are in the development stage, we do not currently have the resources to market the products that we may develop. Marketing of new products and processes presents greater risks than are posed by the continued marketing of proven products and processes. Accordingly, if we are able to develop any products with commercial potential, we would either have to develop a marketing capability (including a sales force) or attempt to enter into a joint venture, license, or other arrangement with third parties to provide a substantial portion of the financial and other resources needed to market such products. Our ability to develop such a marketing capability or negotiate favorable terms in connection with any such joint venture, license or other arrangement is untested. Extensive licensing or joint venture agreements will also result in less income than if we marketed the products ourselves.

Our success is dependent upon our ability to enter into and subsequently successfully manage corporate collaborations with third parties in connection with services we will need for the development and commercialization of our products

   We currently do not have any active corporate collaborations. However, the success of our business strategy is largely dependent on our ability to enter into corporate collaborations for matters such as the development of, clinical testing of, seeking regulatory approval for and commercialization of our pharmaceutical products, and to effectively manage the relationships that may come to exist as a result of this strategy. Although we are currently seeking corporate collaborators, we may be unable to establish any such corporate collaborations on favorable terms, or at all. Even if we are successful in establishing such relationship, these collaborations may not result in the successful development of our products or the generation of significant revenues.

   Because we would enter into research and development collaborations at an early stage of product development, our success is highly reliant upon the performance of our future corporate collaborators, if any. The amount and timing of resources to be devoted to activities by corporate collaborators are not within our direct control and, as a result, we will be unable to ensure that our future or existing corporate collaborators will commit sufficient resources to our research and development projects or the commercialization of our products. Our corporate collaborators, if any, might not perform their obligations as expected and might pursue existing or other development-stage products or alternative technologies in preference to those being developed in collaboration with us. Disputes may arise with respect to ownership of technology developed under any such corporate collaborations.

   Because the success of our business is largely dependent upon our ability to enter into corporate collaborations and to effectively manage issues that arise from such collaborations, management of these relationships will require significant time and effort from our management team and effective allocation of our resources. Because we currently are not involved in any active collaboration, our ability to simultaneously manage a number of corporate collaborations is untested.

The manufacture of pharmaceutical products may expose us to product liability claims

   The products we will attempt to develop will, in most cases, undergo extensive clinical testing and will require Food and Drug Administration and Therapeutic Products Directorate approval prior to sale in the United States and Canada, respectively. However, despite all reasonable efforts to ensure safety, it is possible that products which are defective or to which patients react in an unexpected manner, or which are alleged to have side effects, will be sold. The sale of such products may expose us to potential liability resulting from the use of such products. Additionally, we may be exposed to product liability claims in the development of the products through administration of the drug candidates to volunteers and patients in clinical trials. Such liability might result from claims made directly by consumers or by pharmaceutical companies or others selling such products. It is impossible to predict the scope of injury or liability from such defects or unexpected reactions, or the impact on the market for such products of any allegations of these claims (even if unsupported), or the measure of damages which might be imposed as a result of any claims or the cost of defending such claims. Although our shareholders would not have personal liability for such damages, the expenses of litigation in connection with any such injuries or alleged injuries and the amount of any award imposed on us in excess of existing insurance coverage, if any, may have a material adverse impact on us. In addition, any liability that we may have as a result of the manufacture of any products could have a material adverse effect on our financial condition, business and operations, to the extent insurance coverage for such liability is not available. At present, we have secured product liability coverage in an amount of U.S.$5 million per incident and U.S.$10 million annual aggregate for the Phase I and II clinical trials of RSD1235 and the Phase I and II clinical trials of CP1, a drug candidate for acute unproductive cough, on of our previous projects. Currently, we have no other product liability insurance. We anticipate that insurance equivalent to that customarily maintained by other entities in our industry and of our approximate size will be carried by us against such product liability claims in the future. However, obtaining insurance of all kinds has become increasingly more costly and difficult and as a result, such insurance may not be available at all, may not be available on commercial terms or, if obtained, may be insufficient to satisfy asserted claims.

We are subject to the risks associated with the use of hazardous materials in research and development conducted by us

   Our research and development may involve the controlled use of hazardous materials and chemicals. Example of hazardous materials and chemicals used in our facilities are: acetopromazine, barium chloride and valproic acid. We are subject to federal, state, local and foreign laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although we believe that safety procedures for handling and disposing of such materials will comply with the standards prescribed by federal, state, local and/or foreign regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated.
In the event of such an accident, we could be held liable for any damages that result and any such liability could exceed our resources. We have secured a commercial general liability policy with coverage of up to Cdn.$2 million per occurrence and with an annual aggregate of Cdn.$2 million. We have also secured a blanket property insurance policy to cover up to Cdn.$8.15 million for costs related to accidental damage to our properties and interruption of our business. If we are required to institute additional safety procedures because we are found not to be in compliance or if more stringent or additional regulations are adopted, we may be required to incur significant costs to comply with environmental laws and regulations, which might have a material and adverse effect on our business, financial condition and results of operations.

Our business may be materially adversely affected by the continuing efforts of governmental and third party payers to contain or reduce the costs of health care through various means

   In recent years, federal, state, provincial and local officials and legislators have proposed or are reportedly considering proposing a variety of price-based reforms to the healthcare systems in the United States and Canada. Some proposals include measures that would limit or eliminate payments for certain medical procedures and treatments or subject the pricing of pharmaceuticals to government control. Further, in certain foreign markets the pricing or profitability of healthcare products is subject to government control and other measures have been prepared by legislators and government officials. While we cannot predict whether any such legislative or regulatory proposals or reforms will be adopted, the adoption of any such proposals or reforms could adversely affect the commercial viability of our potential products.
Significant changes in the healthcare system in the United States and Canada and abroad might have a substantial impact on the manner in which we conduct our business. Such changes also could have a material adverse effect on our ability to raise capital. Moreover, our ability to commercialize products may be adversely affected to the extent that such proposals have a material adverse effect on our business, financial condition and results of operations.

   In addition, in both the United States, Canada and elsewhere, sales of healthcare products are dependent in part on the availability of reimbursement to the consumer from third party payors, such as government and private insurance plans. Third party payors are increasingly challenging the prices charged for medical products and services, and therefore uncertainty exists as to the reimbursement of existing and newly approved healthcare products. If we succeed in bringing one or more products to market, there can be no assurance that these products will be considered cost effective and that reimbursement to the consumer will be available or will be sufficient to allow us to sell our products on a competitive basis. Finally, given the potential market constraints on pricing, the availability of competitive products in these markets may further limit our flexibility in pricing and in obtaining adequate reimbursement for its potential products. If adequate coverage and reimbursement levels are not provided by government and third party payors for uses of our products, the market acceptance of our products would be adversely affected.

Currency fluctuations may impact the value of our common shares

   Our common shares trade on the Toronto Stock Exchange, or TSE, in Canadian dollars. When the common shares become registered under the Securities Act of 1933 and in the event that our common shares become listed on a national securities exchange in the United States, the trading or listing price may be largely affected by the trading price of our common shares on the TSE. The future value of our common shares is subject to the volatility in the exchange rate between the Canadian dollar and the U.S. dollar which can be affected by risks including but not limited to, differing economic conditions, changes in political climate, differing tax structures, myriad regulations and restrictions and general foreign exchange rate volatility. A decrease in the value of the Canadian dollar relative to the U.S. dollar could result in downward price pressure on the U.S. dollar value of our common shares that are traded or listed, if at all, on a national securities exchange on the United States.

We may face exposure to adverse movements in foreign currency exchange rates when our products are commercialized, if at all

   We intend to generate revenue and expenses internationally which is likely to be denominated in Canadian and other foreign currencies. Our intended international business will be subject to risks typical of an international business, including but not limited to, differing tax structures, myriad regulations and restrictions, and general foreign exchange rate volatility. A decrease in the value of such foreign currencies relative to the Canadian dollar could result in downward price pressure for our products or losses from currency exchange rate fluctuations. To date we have not generated sufficient revenues to warrant the necessity of hedging against risks associate with foreign exchange rate exposure. Although we may do so in the future, we cannot be sure that any hedging techniques it may implement will be successful or that its business, results of operations, financial condition and cash flows will not be materially adversely affected by exchange rate fluctuations.

            SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   Some of the statements under "Prospectus Summary," "Risk Factors," contained in this prospectus or in the "Management's Discussion and Analysis of Financial Condition and Results of Operations," and other information contained elsewhere or incorporated by reference in this prospectus constitute forward-looking statements. We have based these forward-looking statements on our current expectations, which are subject to known and unknown risks, uncertainties and assumptions. They include statements relating to:

   -   future revenues, expenses and profitability;

   - the future development and expected growth of our business and the biotech industry;

   - our ability to successfully execute our business model and our business strategy;

   -   projected capital expenditures; and

   -   trends in government regulation.

   You can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially from those suggested by these forward-looking statements. In evaluating these statements, you should carefully consider the risks outlined under "Risk Factors."

                               USE OF PROCEEDS

   All of the net proceeds from the sale of our common shares by the selling shareholders will go to them upon sale of such shares. Accordingly, we will not receive any proceeds from the sales of our common shares by the selling shareholders. We will, however, receive the respective exercise price upon the exercise of warrants which may occur prior to the sale of the underlying common shares by a selling shareholder. We will use these proceeds for general corporate purposes.

                            CURRENCY EXCHANGE RATES

   All references in this prospectus to dollars ($) are expressed in Canadian funds, unless otherwise indicated. As of June 28, 2002, the exchange rate for conversion of Canadian dollars into U.S. dollars was Cdn.$1.00 = U.S.$0.6583. The following table sets forth the high and low rates of exchange of Canadian dollars into U.S. dollars for each month during the previous six months and the average of such exchange rates during the five most recent fiscal years of the Company. Exchange rates represent the noon buying rate in New York City for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The average rates presented in the table below represent the average of the exchange rates on the last day of each month during a year for the past five fiscal years.

                                                 Exchange Rate
                                       Canadian Dollars into U.S. Dollars
                                  ----------------------------------------------
                                           High                   Low
                                  ----------------------  ----------------------
Month ended June 30, 2002             $ 0.6619              $ 0.6452
Month ended May 31, 2002                 $ 0.6547              $ 0.6366
Month ended April 30, 2002               $ 0.6397              $ 0.6252
Month ended March 31, 2002               $ 0.6342              $ 0.6267
Month ended February 28, 2002            $ 0.6295              $ 0.6207
Month ended January 31, 2002             $ 0.6290              $ 0.6200
Month ended December 31, 2001            $ 0.6396              $ 0.6254
Month ended November 30, 2001            $ 0.6363              $ 0.6241
Month ended October 31, 2001             $ 0.6418              $ 0.6334

                                                     Average
                                             ----------------------
Fiscal year ended November 30, 2001                 $ 0.6476
Fiscal year ended November 30, 2000                 $ 0.6748
Fiscal year ended November 30, 1999                 $ 0.6711
Fiscal year ended November 30, 1998                 $ 0.6763
Fiscal year ended November 30, 1997                 $ 0.7224
Fiscal year ended November 30, 1996                 $ 0.7331

                                 CAPITALIZATION

   The following table sets forth our capitalization as of May 31, 2002. The capitalization information set forth in the table below is qualified by, and you should read it in conjunction with, our more detailed consolidated financial statements and notes to financial statements incorporated by reference in this prospectus.





                                               May 31, 2002 (3)
                                           ------------------------
Long Term Debt (1)                                         -
Shareholders' Equity
   Common Shares (unlimited shares authorized,
    28,308,098 issued and outstanding)(2)         $  88,827,031
   Contributed Surplus                            $   1,276,266
   Deficit, estimated as at May 31, 2002          $ (36,020,259)
Total Shareholders' Equity                        $  54,083,038

Total Capitalization                              $  54,083,038

Notes:
(1) See Note 12 of the Company's financial statements for a description of commitments under operating leases.
(2)   On March 8, 2002, we continued under the Canada Business Corporations
      Act ("CBCA") and, as a result, our authorized share capital changed to an unlimited number of common shares. Prior to continuation under the CBCA, we existed under the British Columbia Company Act and had an authorized capital of 200,000,000 common shares.
(3) Based on unaudited balance sheet as of May 31, 2002, after incorporating the completion of the acquisition of Paralex, Inc. and the $30.9 million financing on March 8, 2002.

   The foregoing table excludes common shares reserved for issuance upon the exercise of options, warrants or other rights to purchase common shares. As of June 30, 2002, we had issued:


   o share purchase warrants exercisable for 245,983 common shares and expiring on October 10, 2003 which were issued on February 7, 2002 as part of the conversion of previously issued special warrants; 229,292 of these share purchase warrants are exercisable at a price of $3.20 per common share and the remaining 16,691 of these share purchase warrants are exercisable at a price of $2.40 per common share;

   o warrants exercisable for 187,500 common shares and expiring on February 9, 2007, pursuant to the Introduction Agreement with Paramount Capital, Inc. date August 10, 2001; the exercise price ranges from U.S $2.40 to U.S.$8.00 per common share;

   o warrants exercisable for 2,327,414 common shares at a price of $6.64 per common share and expiring on March 8, 2004 which were issued on March 8, 2002, as part of units, in connection with a financing transaction;

   o brokers' warrants exercisable for 930,966 units (consisting of 930,966 common shares and warrants exercisable for 232,741 common shares at a price of $6.64 per common share and expiring on March 8, 2004) at a price of $3.80 per unit and expiring on March 8, 2004 which were issued to the agents involved in the March 8, 2002 financing.

As of June 30, 2002, we also had 3,428,188 common shares reserved for issuance under our incentive stock option plans.

                                NATURE OF TRADING MARKET

   The Company's common shares have traded on the Toronto Stock Exchange (the "TSE") since July 25, 2000 under the symbol "COM", and in the United States are quoted on the NASD OTC Electronic Bulletin Board under the symbol "COMRF". The Company's common shares were also traded on the Canadian Venture Exchange Inc. (the "CDNX") until February 2, 2001.

   The following table sets forth the high and low sales prices of the Company's common shares on the CDNX and the TSE for the last five fiscal years of the Company as well as the high and low sales prices (U.S. Dollars) on the NASD OTC Electronic Bulletin Board of the Company's common shares since the Company's common shares traded over the NASD OTC Electronic Bulletin Board. The information set forth below in the column entitled Toronto Stock Exchange reflects the highest and lowest sale prices reported on either the Toronto Stock Exchange or the Canadian Venture Exchange, Inc., as the case may be, for each time period which includes any date from July 25, 2000 through February 1, 2001,

   All share prices on the following table reflect the four-to-one reverse stock split completed on March 8, 2002.

              Time                           Toronto Stock Exchange            NASD OTC Electronic Bulletin
             Period                                Price Range                         Price Range
-----------------------------------   -----------------------------------   -----------------------------------
                                             High               Low               High               Low
                                      ----------------   ----------------   ----------------   ----------------

June 1 to June 30, 2002                      $ 2.85            $ 2.00             $ 1.90            $ 1.45
Month ended May 31, 2002                     $ 3.35            $ 2.80             $ 2.15            $ 1.45
Month ended April 30, 2002                   $ 3.00            $ 2.56             $ 2.00            $ 1.50
Month ended March 31, 2002                   $ 3.15            $ 2.70             $ 2.20            $ 1.55
Month ended February 28, 2002                $ 4.24            $ 3.40             $ 2.64            $ 2.20
Month ended January 31, 2002                 $ 5.20            $ 3.52             $ 3.20            $ 1.76
Month ended December 31, 2001                $ 3.60            $ 2.56             $ 2.60            $ 1.48
Month ended November 30, 2001                $ 3.40            $ 2.24             $ 2.28            $ 1.52
Fiscal year ended November 30, 2001:
   Fourth Quarter                            $ 3.56            $ 1.60             $ 2.28            $ 1.40
   Third Quarter                             $ 3.92            $ 2.60             $ 2.40            $ 1.60
   Second Quarter                            $ 3.80            $ 2.40             $ 2.52            $ 1.60
   First Quarter                             $ 4.00            $ 2.00             $ 3.36            $ 1.40
Fiscal year ended November 30, 2000:
   Fourth Quarter                            $ 7.20            $ 4.08             $ 9.00            $ 2.76
   Third Quarter                             $ 6.80            $ 4.64             $ 4.36            $ 3.00
   Second Quarter                            $10.84            $ 4.32             $ 7.52            $ 2.64
   First Quarter                             $ 6.20            $ 1.88             $ 4.76            $ 1.00
Fiscal year ended November 30, 1999:         $ 6.92            $ 2.00             $ 4.52            $ 1.36
Fiscal year ended November 30, 1998:         $12.60            $ 3.32             $13.00            $ 2.00
Fiscal year ended November 30, 1997:         $ 7.52            $ 2.60             $ 6.20            $ 2.44
Fiscal year ended November 30, 1996:         $ 5.40            $ 2.44               -                 -

                               DIVIDEND POLICY

   We have not declared or paid any cash dividends on our common shares. We currently intend to retain any future earnings for use in the operation and expansion of our business. We do not anticipate paying any cash dividends on our common shares in the foreseeable future.

                         SELLING SECURITY HOLDERS

   On December 21, 2001, we entered into an Agreement and Plan of Merger and on March 8, 2002 we consummated the acquisition and entered into a Registration Rights Agreement with the stockholders of Paralex, Inc. Under the Merger Agreement, the stockholders of Paralex, Inc. received 8,203,396 common shares of Cardiome in consideration for the acquisition by us of all of the issued and outstanding shares of Paralex, Inc. Pursuant to the Registration Rights Agreement, we granted Paralex stockholders demand registration rights and incidental registration rights, pursuant to which the common shares received by the Paralex stockholders in the merger would be included in a registration statement filed by us. The registration rights are more fully described in the Registration Rights Agreement attached hereto.

   On March 8, 2002 we issued 739,409 common shares to investors in the United States in connection with an offering of units consisting of our common shares along with warrants for the purchase of 184,854 common shares. Pursuant to the terms of Subscription Agreements entered into with the investors on March 8, 2002, we agreed to file a registration statement to register the common shares and shares underlying the warrants not later than 30 days after the closing of the offering, and to cause the registration statement to remain effective for the period until the earlier of (1) such date as the selling security holders have sold the securities being registered pursuant to the Registration Statement, of which this prospectus forms a part (2) such time as the securities being registered pursuant to this Registration Statement are no longer subject to restrictions on resale as provided in Rule 144(k) under the Securities Act of 1933, or (3) such time as the selling security holders are no longer in possession of the securities being registered by this Registration Statement. The registration rights are more fully described in the form of subscription agreement attached hereto.

   On March 8, 2002, we issued warrants for the purchase of 418,935 units (consisting of 418,935 common shares and warrants exercisable for 104,734 common shares) to Paramount Capital, Inc. in consideration of its acting a U.S. broker for the sale of units in the United States. We have agreed to include the common shares issuable upon exercise of these warrants in this Registration Statement.

   On August 10, 2001, we entered into an Introduction Agreement with
Paramount Capital, Inc. pursuant to which Paramount is entitled to a warrant for the purchase of 187,500 common shares for services rendered in connection with the introduction of Paralex, Inc. to Cardiome. This agreement was amended by a letter agreement effective February 10, 2002 pursuant to which we agreed that warrants exercisable for 112,500 common shares would have an exercise price of U.S.$2.40 per share, warrants exercisable for 37,500 common shares would have an exercise price of U.S.$4.80 per share and warrants exercisable for 37,500 common shares would have an exercise price of U.S.$8.00 per share. We also agreed that all the warrants would expire on February 9, 2007. None of these warrants were in the money on the closing date of the Paralex acquisition on March 8, 2002. Pursuant to the Introduction Agreement, Paramount is entitled to include the common shares issuable upon exercise of the warrant in a registration statement filed by us.

   All of the common shares offered hereby by the selling shareholders which are common shares underlying the warrants will be issued to the selling shareholder upon the exercise of the warrants held by the selling shareholder.

   The following table sets forth the estimated information regarding the beneficial ownerships of the common shares by the selling shareholders and assumes that all warrants currently owned by the selling shareholders have been exercised by the selling shareholders as of the date hereof.


                                                                                          Percent    Total
                                                                   Common      Total        of      Number of
                                                                   Shares      Number     Common      Shares    Common   Percentage
                                                        Common   Underlying   of Shares   Shares      Being     Shares    of Common
         Name                       Address             Shares    Warrants     Owned       (1)      Offered     Owned      Shares
-------------------------   --------------------   ----------   ----------   ---------   -------   ---------   -------   ----------
Paramount Capital, Inc.     787 7th Avenue            278,563   593,308        871,871   3.02        871,871       0       *
(2)                         48th Floor
                            New York, NY 10019

Ester Dormer                607 Cherry Blossom Way     48,446    12,112         60,558     *          60,558       0       *
                            Bridgeville, PA 15017

Ivan Kaufman                333 Earle Orington Blvd.   60,557    15,139         75,696     *          75,596       0       *
                            Suite 900
                            Uniondale, NY 11553

Robert I. Falk              Ocean Reef Club            97,500    24,375        121,875     *          15,140       0       *
                            Attn: Robert Falk
                            11 Exuma Road North
                            Key Largo, FL 33037

Michael A. Mullen           44 Zephyr Avenue           12,112     3,028         15,140     *          15,140       0       *
                            Staten Island, NY, 10312

Suzanne Schiller            1419 Waverly Road          12,112     3,028         15,140     *          15,140       0       *
                            Highland Park, IL 60036

Neel B. Ackerman, Jr. &     7008 Mossvine Dr.          96,892    24,223        121,115     *         121,115       0       *
Martha N. Ackerman          Dallas, TX 75254

John M. Goodman             2810 29th St., N.W.        24,223     6,056         30,279     *          30,279       0       *
                            Washington, DC 2008

S. B. & Lucile A. Slocum    143173 N. Skytrail         48,446    12,112         60,558     *          60,558       0       *
                            Tucson, AZ 85737

Nasser & Co. (3)            One Durham Drive           12,112     3,028         15,140     *          15,140       0       *
                            Dunmore, PA 18512

S. Alan Liseby              9625 Roberts Dr.           48,446    12,112         60,558     *          60,558       0       *
                            Atlanta, GA 30350

J. Lobell as Trustee of     3 Terry Drive           1,951,896                1,951,896   6.90      1,951,896       0       *
the Lindsay Rosenwald 2000  Suite 202
Family Trusts (2)           Newtown, PA 18940

Elizabeth Rogers (4)        85 Lukes Wood             454,091                  454,091   1.60        454,091       0       *
                            New Canaan, CT
                            06840

                                                                                          Percent    Total
                                                                   Common      Total        of      Number of
                                                                   Shares      Number     Common      Shares    Common   Percentage
                                                        Common   Underlying   of Shares   Shares      Being     Shares    of Common
         Name                       Address             Shares    Warrants     Owned       (1)      Offered     Owned      Shares
-------------------------   --------------------   ----------   ----------   ---------   -------   ---------   -------   ----------
Bradley Rogers              85 Lukes Wood             454,093                  454,093   1.60        454,093     0        *
                            New Canaan, CT
                            06840

Merideth Rogers             85 Lukes Wood             454,093                  454,093   1.60        454,093     0        *
                            New Canaan, CT
                            06840

Fred Mermelstein, Ph.D.     c/o Paramount Capital     931,085                  931,085   3.29        931,085     0        *
(5)                         Inc.
                            787 7th Avenue
                            48th Floor
                            New York, NY 10019

J. Lobell as Trustee        300 Delaware Avenue,      633,712                  633,712   2.24        633,712     0        *
of the Lindsay A.           Suite 900
Rosenwald 2000              Wilmington, DE
Irrevocable Trust (2)       19801-1696

Peter M. Kash               48 King Arthur's Court    158,941                  158,941     *         158,941     0        *
                            New City, NY 10956

Michael Weiser,M.D.,Ph.D.   c/o Paramount Capital,    280,966   19,000         299,966    1.06       299,966     0        *
(7)                         Inc.
                            787 7th Avenue
                            48th Floor
                            New York, NY 10019

David M. Tanen              c/o Paramount Capital,    153,814                  153,814    *          153,814     0        *
(7)                         Inc.
                            787 7th Avenue
                            48th Floor
                            New York, NY 10019

Wayne L. Rubin              c/o Paramount Capital,    123,051                  123,051    *          123,051     0        *
                            Inc.
                            787 7th Avenue
                            48th Floor
                            New York, NY 10019

Jillian Hoffman             c/o Paramount Capital,    123,051                  123,051    *          123,051     0        *
                            Inc.
                            787 7th Avenue
                            48th Floor
                            New York, NY 10019

Josh Kazam                  80 Jockey Hollow Road      61,526    1,172          62,698    *           62,698     0        *
(7)                         Bernardsville, NJ
                            07924

Stephen C. Rocamboli        c/o Paramount Capital,     56,398   14,844          71,242    *           71,242     0        *
(7)                         Inc.
                            787 7th Avenue
                            48th Floor
                            New York, NY 10019

Madelin B. Mermelstein      64 Dryden Road             51,271                   51,271    *           51,271     0        *
                            Upper Montclair, NJ
                            07043

Jennifer Prince             4318 N.Oak Glen Street     26,405                   26,405    *           26,405     0        *
                            Calabasas, CA 91302

                                                                                          Percent    Total
                                                                   Common      Total        of      Number of
                                                                   Shares      Number     Common      Shares    Common   Percentage
                                                        Common   Underlying   of Shares   Shares      Being     Shares    of Common
         Name                       Address             Shares    Warrants     Owned       (1)      Offered     Owned      Shares
-------------------------   --------------------   ----------   ----------   ---------   -------   ---------   -------   ----------
Jean Rhee                   c/o Paramount Capital,     10,254                  10,254    *           10,254      0        *
                            Inc.
                            787 7th Avenue
                            48th Floor
                            New York, NY 10019

Jason Stein (7)             c/o Paramount Capital,     10,254   13,250         23,504    *           23,504      0        *
                            Inc.
                            787 7th Avenue
                            48th Floor
                            New York, NY 10019

Michelle Carroll            1600 West 218th Street      4,102                   4,102    *            4,102      0        *
                            Apt. 4M
                            New York, NY 10034

Madeline A. Tanen           15 Summer Street            2,564                   2,564    *            2,564      0        *
                            Nahant, MA 01908

Michael W. Tanen            15 Summer Street            2,564                   2,564    *            2,564      0        *
                            Nahant, MA 01908

Brenda Purcell              c/o Paramount Capital,      3,076                   3,076    *            3,076      0        *
                            Inc.
                            787 7th Avenue
                            48th Floor
                            New York, NY 10019

Vincent Aita(7)             c/o Paramount Capital,      2,051   13,250         15,301    *           15,301      0        *
                            Inc.
                            787 7th Avenue
                            48th Floor
                            New York, NY 10019

Michael Mashaal(7)          c/o Paramount Capital,      2,051   13,250         15,301    *           15,301      0        *
                            Inc.
                            787 7th Avenue
                            48th Floor
                            New York, NY 10019

Benjamin Bernstein(7)       c/o Paramount Capital,      2,051   13,250         15,301    *           15,301      0        *
                            Inc.
                            787 7th Avenue
                            48th Floor
                            New York, NY 10019

Iveliz Santiago             c/o Paramount Capital,      2,051                   2,051    *            2,051      0        *
                            Inc.
                            787 7th Avenue
                            48th Floor
                            New York, NY 10019

Jessica L. Tanen            15 Summer Street            2,051                   2,051    *            2,051      0        *
                            Nahant, MA 01908

Leila A. Dennis             30 Pine Hill Road           2,051                   2,051    *            2,051      0        *
                            Lynnfield, MA 01904

                                                                                          Percent    Total
                                                                   Common      Total        of      Number of
                                                                   Shares      Number     Common      Shares    Common   Percentage
                                                        Common   Underlying   of Shares   Shares      Being     Shares    of Common
         Name                       Address             Shares    Warrants     Owned       (1)      Offered     Owned      Shares
-------------------------   --------------------   ----------   ----------   ---------   -------   ---------   -------   ----------
David C. Rocamboli          43 Jefferson Landing       2,051                     2,051    *              2,051      0        *
                            Circle
                            Port Jefferson, NY
                            11777

Charles C. Rocamboli        43 Jefferson Landing       2,051                     2,051    *              2,051      0        *
                            Circle
                            Port Jefferson, NY
                            11777

Dalila Best                 c/o Paramount Capital,     1,538                     1,538    *              1,538      0        *
                            Inc.
                            787 7th Avenue
                            48th Floor
                            New York, NY 10019

Kash Family Trust           48 King Arthur's Court    61,525                   61,525    *              61,525      0        *
                            New City, NY 10956

Jared A. Kash               48 King Arthur's Court    20,508                   20,508    *              20,508      0        *
                            New City, NY 10956

Colby S. Kash               48 King Arthur's Court    20,508                   20,508    *              20,508      0        *
                            New City, NY 10956

Shantall A. Kash            48 King Arthur's Court    20,508                   20,508    *              20,508      0        *
                            New City, NY 10956

Elizabeth Allen             c/o Paramount Capital,     5,127                    5,127    *               5,127      0        *
                            Inc.
                            787 7th Avenue
                            48th Floor
                            New York, NY 10019

John Knox(7)                c/o Paramount Capital,    15,381   1,172           16,553    *              16,553      0        *
                            Inc.
                            787 7th Avenue
                            48th Floor
                            New York, NY 10019

John Papadimitropoulos      c/o Paramount Capital,    15,381                   15,381    *              15,381      0        *
                            Inc.
                            787 7th Avenue
                            48th Floor
                            New York, NY 10019

Bernard Wachsman            165 West 91st Street      26,405                   26,405    *              26,405      0        *
                            New York, NY 10024

Jordan Andrew Baker         43-06 63rd Street,         2,051                    2,051    *               2,051      0        *
                            Apt. 3M
                            Woodside, NY 11377

Eduardo Marban              1014 Westwicke Lane    1,251,018                1,251,018   4.42         1,251,018      0        *
                            Lutherville, MD
                            21093

The John Hopkins            111 Market Place         799,831                   799,831   2.83        799,831      0        *
University Medical Center   Suite 906
Office of Technology        Baltimore, MD 21202
Licensing

                                                                                          Percent    Total
                                                                   Common      Total        of      Number of
                                                                   Shares      Number     Common      Shares    Common   Percentage
                                                        Common   Underlying   of Shares   Shares      Being     Shares    of Common
         Name                       Address             Shares    Warrants     Owned       (1)      Offered     Owned      Shares
-------------------------   --------------------   ----------   ----------   ---------   -------   ---------   -------   ----------
Martin Kratchman(7)         c/o Paramount Capital,              35,625          35,625     *          35,625      0        *
                            Inc.
                            787 7th Avenue
                            48th Floor
                            New York, NY 10019

Eric Kash(7)                c/o Paramount Capital,              35,625          35,625     *          35,625      0        *
                            Inc.
                            787 7th Avenue
                            48th Floor
                            New York, NY 10019

Matthew Acierno(7)          c/o Paramount Capital,               8,438           8,438     *           8,438      0        *
                            Inc.
                            787 7th Avenue
                            48th Floor
                            New York, NY 10019

Mark C Rogers(6)            c/o Paramount Capital,               2,344           2,344     *           2,344      0        *
                            Inc.
                            787 7th Avenue
                            48th Floor
                            New York, NY 10019

David Tanen                 c/o Paramount Capital,              14,844          14,844     *          14,844      0        *
                            Inc.
                            787 7th Avenue
                            48th Floor
                            New York, NY 10019

Elena Guttenplan(7)         c/o Paramount Capital,               1,438           1,438     *           1,438      0        *
                            Inc.
                            787 7th Avenue
                            48th Floor
                            New York, NY 10019



*   Less than 1%.

(1) Based on 28,308,098 common shares outstanding on May 31, 2002. All shares issuable upon exercise of the currently outstanding warrants are deemed outstanding for the purpose of calculating the percentage ownership of the person holding such warrants but are not deemed outstanding for the purpose of calculating the percentage ownership of any other person.

(2) Lindsay A. Rosenwald, M.D. is the sole stockholder, Chairman, and CEO of Paramount Capital, Inc., an NASD member broker dealer incorporated in the State of New York and has sole voting power and investment power over shares held by Paramount. Dr. Rosenwlad is also sole and managing member of Paramount Capital Investments, LLC, or PCI, a merchant banking and venture capital firm specializing in biotechnology. Dr. Rosenwald has established several family trusts which had a substantial equity interest in Paralex, and consequently, currently have a substantial equity interest in Cardiome. Paralex was originally formed and financed with the assistance of PCI. Shares owned by the trusts are registered in the name of Jay Lobell, as trustee for these trusts. Dr. Rosenwald disclaims beneficial ownership of such shares.

(3) William K. Nasser, Joseph Krall and Joseph Nasser are the principles of Nasser & Co. and has sole voting power and investment power over shares held by Nasser & Co.

(4) Elizabeth Rogers is one of our directors and is currently an employee of PCI. Dr. Rogers is also one of the founding shareholders of Paralex.

(5) Fred Mermelstein is one of our directors and is currently an employee of PCI. Dr. Mermelstein is also one of the founding shareholders of Paralex. Dr. Mermelstein is also a former director of Paralex.

(6) Mark Rogers is chairman of our board of directors and is currently president of both Paramount and PCI. Dr. Rogers is also the former chairman of the board of Paralex, Inc.

(7)   This individual is an employee of Paramount.

                             PLAN OF DISTRIBUTION

     The selling shareholders and any of their pledges, assignees and successors-in-interest may, from time to time, sell any or all of their common shares on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:

   o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
   o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
   o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
   o an exchange distribution in accordance with the rules of the applicable exchange;
   o   privately negotiated transactions;
   o   short sales;
   o   an underwritten public offering;
   o broker-dealers may agree with the selling shareholder to sell a specified number of such shares at a stipulated price per share:
   o   a combination of any such methods of sale; and
   o   any other method permitted pursuant to applicable law.

   The selling shareholders may also sell shares under Rule 144 under the Securities Act of 1933, if available, rather than under this prospectus.

     The selling shareholders may also engage in short sales against the box, puts and calls and other transactions in securities of Cardiome or derivatives of Cardiome securities and may sell or deliver shares in connection with the trades. The selling shareholders may pledge their shares to their respective brokers under the margin provisions of customer agreements. If the selling shareholders default on a margin loan, the brokers may, from time to time, offer and sell the pledged shares.

   Broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

   The selling shareholder and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

   Cardiome is required to pay all fees and expenses incident to the registration of the shares, including fees and disbursements of counsel to the selling shareholders. Additionally, we have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act of 1933.

   The following table sets forth in U.S. dollars the estimated fees and expenses, other than underwriting discounts and commissions, payable by Cardiome in connection with the issuance and distribution of the securities being registered:

Registration Fee                                               $   4,185.63
Printing and Duplicating Expenses                              $       0
Legal Fees and Expenses                                        $  15,000
Accounting Fees and Expenses                                   $  10,000
Miscellaneous                                                  $   2,000

      TOTAL                                                    $  31,185.63
                                                               ------------



                              LEGAL MATTERS

   The validity of the common shares offered by this prospectus will be passed upon for us by our counsel, Catalyst Corporate Finance Lawyers, Vancouver, B.C.

                                  EXPERTS

   The consolidated financial statements of Cardiome Pharma Corp. as of November 30, 2001 and 2000 and for the three years ended November 30, 2001, 2000 and 1999 included in our Annual Report on Form 20-F have been audited by Ernst & Young LLP, independent auditors, as set forth in their report and Comments of Auditor for US Readers on Canada-US Reporting Differences (which contains an explanatory paragraph describing conditions that raise substantial doubt about the company's ability to continue as a going concern as described in Note 1 to the consolidated financial statements) thereon incorporated by reference into this prospectus, and have been so included in reliance on the report of Ernst & Young LLP, independent chartered accountants, given on the authority of such firm as experts in accounting and auditing.


   The financial statements of Paralex, Inc. as of November 30, 2001 and for the period from January 26, 2001 (date of incorporation) to November 30, 2001 included in our Annual Report on Form 20-F have been audited by Ernst & Young LLP, independent auditors, as set forth in their report and Comments of Auditor for US Readers on Canada-US Reporting Differences (which contains an explanatory paragraph describing conditions that raise substantial doubt about the company's ability to continue as a going concern as described in Note 1 to the consolidated financial statements) thereon also incorporated by reference into this prospectus, and have been so included in reliance on the report of Ernst & Young LLP, independent chartered accountants, given on the authority of such firm as experts in accounting and auditing.

                    WHERE YOU CAN FIND MORE INFORMATION

   We are subject to the informational requirements of the Securities Exchange Act of 1934, and file reports and other information with the SEC. We have filed with the SEC a registration statement on Form F-3 to register the securities offered in this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement and its exhibits and schedules. References in this prospectus to any contract or other document are not necessarily complete and, if we filed the contract or document as an exhibit to the registration statement, you should refer to the exhibit for more information.

   You may inspect a copy of the registration statement without charge at the public reference facilities maintained by the SEC at 450 Fifth Street, NW, Judiciary Plaza, Washington, D.C. 20549, and you may obtain copies of all or any part thereof from the SEC upon payment of certain fees prescribed by the SEC.

Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC maintains a World Wide Web site that contains reports, proxy and information statements and other information filed electronically with the Securities and Exchange Commission. The address of the site is http://www.sec.gov.
        ------------------

   We are currently exempt from the rules under the Exchange Act that prescribe the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. We are not required under the Exchange Act to publish financial statements as frequently or as promptly as are United States companies subject to the Exchange Act. We will, however, continue to furnish our shareholders with annual reports containing audited financial statements and will issue quarterly press releases containing unaudited results of operations as well as such other reports as may from time to time be authorized by our board of directors or as may be otherwise required.

                        INCORPORATION BY REFERENCE

   The SEC allows us to "incorporate by reference" the information we file with the SEC into this prospectus. This means that we can disclose important information to you by referring you to another document filed by us with the SEC. Information incorporated by reference is deemed to be part of this prospectus. The following documents, filed with the SEC, are specifically incorporated by reference and form an integral part of this prospectus:

   (a) our Annual Report on Form 20-F for the year ended November 30, 2001 dated April 26, 2002 and filed on April 26, 2002;

   (b) our Report on Form 6-K, dated June 20, 2002 and filed on June 24,
2002;

   (c) our Report on Form 6-K, dated April 5, 2002 and filed on April 8, 2002 (with the exception of the compilation report dated February 28, 2002 included in Exhibit 3 thereto);



   In addition, all subsequent annual reports on Form 20-F, and any subsequent filings on Form 10-Q and 8-K filed by us pursuant to the Exchange Act and, to the extent, if at all, designated therein, certain reports on Form 6-K furnished by us, after the date of this prospectus and before the termination of the offering shall be deemed to be incorporated by reference in this prospectus.

   Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

   You may request a copy of any of these documents, at no cost, by contacting us in writing or by telephone at our principal executive office:

           3650 Wesbrook Mall
           Vancouver, British Columbia
           Canada V6S 2L2
           Telephone: (604) 222-5577

   Except as described above, no other information is incorporated by reference in this prospectus (including, without limitation, information on our website).

Page II-1

                                    PART II
                                    -------

                   Information Not Required in the Prospectus

ITEM 8. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Registrant's by-laws provide that the Registrant will indemnify any of its directors, former directors, officers and former officers and other parties specified by the by-laws, against all costs reasonably incurred by them for any civil, criminal or administrative action or proceeding to which they are or may be made a party by reason of having been a director or officer. The indemnity covers amounts paid to settle actions or to satisfy judgments. However, the Registrant may only indemnify these persons, if such person acted honestly and in good faith with a view to the Registrant's best interests and, in the case of a criminal or administrative action or proceeding, if such person has reasonable grounds for believing that his or her conduct was lawful. The Canada Business Corporations Act provides that court approval is required for the payment of any indemnity in connection with an action brought by or on the Registrant's behalf. A policy of directors' and officers' liability insurance is maintained by the Registrant which insures directors and officers of the Registrant and its subsidiaries against liability incurred by, arising from or against them for certain of their acts, errors or omissions.

   We believe that the indemnification provisions in our bylaws and our liability insurance will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers. Reference is made to Item 17 for the undertakings of the Registrant with respect to indemnification for liabilities arising under the U.S. Securities Act of 1933.


ITEM 9. EXHIBITS


3.1*     Articles of Continuance of the Registrant
3.2*     Bylaws of the Registrant
4.1*     Form of Registrant's Common Share Certificate
4.2* Common Share Purchase Warrant Indenture dated March 8, 2002 (including form of warrant)
4.3*     Form of Subscription Agreement
4.4*     Registration Rights Agreement dated March 8, 2002
4.5*     Form of Warrant dated March 8, 2002 (included in Exhibit 4.2)
4.6*     Warrant dated March 8, 2002 issued to Paramount Capital, Inc.
4.7** Form of Warrants issued to pursuant to Introduction Agreement, as amended, with Paramount Capital, Inc.
4.8** Introduction Agreement dated August 10, 2001 (Filed as Exhibit 4.11 to the Company's Annual Report on Form 20-F for the year ended November 30, 2001 filed on April 26, 2002 and incorporated herein by reference)
4.9** Letter Agreement dated February 5, 2002 with Paramount Capital, Inc. amending Introduction Agreement dated August 10, 2001
5.1**    Opinion of Catalyst Corporate Finance Lawyers
10.1*    2001 Stock Option Plan
21.1*    Subsidiaries of Registrant
23.1**   Consent of Ernst & Young LLP, Independent Auditors
23.2**   Consent of Catalyst Corporate Finance Lawyers (included in Exhibit 5.1)

___________________
*Previously Filed.
**  Filed herewith.

Page II-2

   ITEM 10. UNDERTAKINGS

   (a)   The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) ( 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more that 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

                provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement;


         (2) That, for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F (17 CFR 249.220f) at the start of any delayed offering or throughout a continuous offering.

               (b) The undersigned Registrant hereby further undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or
Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the

Page II-3

offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to existing provisions or arrangements whereby the Registrant may indemnify a director, officer or controlling person of the Registrant against liabilities arising under the Securities Act of 1933, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Page II-4

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe it meets all of the requirements for filing on Form F-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, British Columbia, on the 8th day of July, 2002.

                                       CARDIOME PHARMA CORP.



                                   By: /s/Robert W. Rieder
                                      -----------------------------------------
                                      Robert W. Rieder
                                      President and Chief Executive Officer



   Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-3 has been signed by the following persons in the capacities indicated on July 8, 2002.



/s/Robert W. Rieder                  Chief Executive Officer, President
--------------------------------
Robert W. Rieder                     (Principal Executive Officer) and
                                     Director


/s/ Christina Yip                    Chief Financial Officer and
--------------------------------
Christina Yip                        Secretary (Principal Accounting
                                     Officer)

/s/ Mark Rogers                      Chairman of the Board/Authorized
--------------------------------
Mark Rogers, M.D.                    Representative in the United States

*                                    Director
--------------------------------
Alan M. Ezrin, Ph.D.

*                                    Director
--------------------------------
Kim Sun Oh



*                                    Director
--------------------------------
Elizabeth Rogers, M.D.

*                                    Director
--------------------------------
Michael J.A. Walker, Ph.D.

*                                    Director
--------------------------------
Fred H. Mermelstein, Ph.D.

Page II-5


*                                    Director
--------------------------------
Ralph Snyderman, M.D.


*Pursuant to Power of Attorney

Page II-6

                                  EXHIBIT INDEX


3.1*     Articles of Continuance of the Registrant
3.2*     Bylaws of the Registrant
4.1*     Form of Registrant's Common Share Certificate
4.2* Common Share Purchase Warrant Indenture dated March 8, 2008 (including form of warrant)
4.3*     Form of Subscription Agreement
4.4*     Registration Rights Agreement dated March 8, 2002
4.5*     Form of Warrant dated March 8, 2002 (included in Exhibit 4.2)
4.6*     Warrant dated March 8, 2002 issued to Paramount Capital, Inc.
4.6*     Warrant dated March 8, 2002 issued to Paramount Capital, Inc.
4.7** Form of Warrants issued to pursuant to Introduction Agreement, as amended, with Paramount Capital, Inc.
4.8** Introduction Agreement dated August 10, 2001 (Filed as Exhibit 4.11 to the Company's Annual Report on Form 20-F for the year ended November 30, 2001 filed on April 26, 2002 and incorporated herein by reference)
4.9** Letter Agreement dated February 5, 2002 with Paramount Capital, Inc. amending Introduction Agreement dated August 10, 2001
5.1**    Opinion of Catalyst Corporate Finance Lawyers
10.1*    2001 Stock Option Plan
21.1*    Subsidiaries of Registrant
23.1**   Consent of Ernst & Young LLP, Independent Auditors
23.2**   Consent of Catalyst Corporate Finance Lawyers (included in Exhibit 5.1)

___________________
*Previously Filed.
**  Filed herewith.